February 29, 2000

Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C. 20549

To Whom It May Concern:

We have been furnished with a copy of the amended response to Item 9 of the Form 10-K for the year ended December 31, 1998, filed by our former client Medizone International, Inc. We agree with the statements made in response to that Item, as amended, insofar as they relate to our firm.

Very truly yours,

/s/ Andersen Andersen & Strong, L.C.

Andersen Andersen & Strong, L.C.